

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 30, 2007

Mr. Dennis J. Welhouse
Senior Vice President, Chief Financial Officer, and Secretary
Lexington Precision Corporation
800 Third Avenue
New York, NY 10022

Re: **Lexington Precision Corporation**
            Form 10-K for the fiscal year ended December 31, 2006
            Form 10-Q for the quarter ended March 31, 2007
            File No. 0-3252

Dear Mr. Welhouse:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief